As  filed  with  the  Securities  and  Exchange  Commission on August     , 2002
File  No.  __________

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 1 TO FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                    RTR, INC.
                 (Name of small business issuer in its charter)

                  Delaware                                  33-1000768
     (State  or  other  jurisdiction  of                (I.R.S.  Employer
     incorporation  or  organization)                 Identification Number)


                           C/O Riggs & Associates LLC
                              18 Leonard Farms Way
                             Wethersfield, CT  06109
                                 (860) 529-6500
          (Address and Telephone Number of principal executive offices)

                              George L. Riggs, III
                           C/O Riggs & Associates LLC
                                 P.O. Box 290975
                          Wethersfield, CT  06129-0975
                                 (860) 529-6500
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Michael S. Krome, P.C.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:
                     Common Stock, $.001 par value per share

                                Table of Contents


Part  I

     Item  1.    Description  of  Business

     Item  2.    Plan  of  Operation

     Item  3.    Description  of  Property

     Item  4.    Security  Ownership  of  Certain  Beneficial  Owners  and
                 Management

     Item  5.    Directors  and  Executive  Officers,  Promoters and Control
                 Persons

     Item  6.    Executive  Compensation

     Item  7.    Certain  Relationships  and  Related  Transactions

     Item  8.    Description  of  Securities


Part  II


     Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters

     Item  2.    Legal  Proceedings

     Item  3.    Changes  in  and  Disagreements  with  Accountants

     Item  4.    Recent  Sales  of  Unregistered  Securities

     Item  5.    Indemnification  of  Directors  and  Officers


Part  Financial  Statements


Part  III

     Item  1.    Index  to  Exhibits

     Item  2,    Description  of  Exhibits

                                     PART I

Item  1   DESCRIPTION  OF  BUSINESS

Forward-Looking  Statements

     This Form 10-SB contains "forward-looking" statements that involve risks and uncertainties. Forward-looking statements that include statements about future business plans and strategies, and most other statements those are not historical in nature. Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below, that could cause actual results to be materially different from any future results, performance or achievements expressed or implied. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

General

RTR Inc. the ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History  of  the  Company

The Company was incorporated on April 12, 2002, under the laws of the State of Delaware. The Company has never had any operations or assets since inception.


Item  2:          Plan  of  Operation

Industry  Overview  and  Opportunity

Currently, the Company is seeking a favorable a business opportunity to acquire. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. The Company cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.


Market  Overview

It is anticipated that business opportunities will be identified for the Company through its officers and directors and through professional advisors, including members of the financial and legal community.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

Capital  Resources

The Company has never had any operations or assets since inception. The Company is fully dependent upon its shareholders to provide sufficient working capital and other services to preserve the integrity of the Company.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining a suitable business opportunity.

Environmental  Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

Item  3:          DESCRIPTION  OF  PROPERTY

The  Company  does  not  own  any  properties.


Item  4:          SECURITY  OWNERSHIP  OF  CERTAIN   BENEFICIAL  OWNERS  AND
                  MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on May 29, 2002, by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name  and  address          Shares  Owned       Percentage
----------------           -----------------   -------------
Andrew  Roth                   3,000,000          33.3

C  &  M  Management
     Consulting,  Inc.         3,000,000          33.3

George  L.  Riggs,  III        3,000,000          33.3

Item  5:          DIRECTORS,  EXECUTIVE  OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                           Age       Position
-------                       -----     ----------
Andrew  Roth                    51       President
George  L.  Riggs,  III         52       Treasurer  and  Secretary


Andrew  Roth
------------

Mr. Roth is a businessman and a founder and managing agent for Classic Development Inc., Clay Realty LLC and First Huron LLC. Mr. Roth has over 28 years of experience in real estate acquisition and development. He attended the civil engineering school at City Collage of New York.

George  L.  Riggs,  III
-----------------------

Mr. Riggs is a CPA in the states of Connecticut and Vermont. He was the founder and Managing partner of Riggs & Associates, LLP prior to its merger with Centerprise Advisors, a newly formed national financial advisory firm. Mr. Riggs has over twenty-five years experience in public accounting, including 13 years as an audit partner at Deloitte & Touche, LLP. He received a B.S. in Business Administration from the University of Hartford and an M.B.A. from the University of Connecticut

Item  6:          EXECUTIVE  COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the period through the date of this filing.

Item  7:          CERTAIN  RELATIONSHIP  AND  RELATED  TRANSACTIONS

C & M Consulting, Inc. received its stock for compensation of certain financial advisory services provided to the Company.

George L. Riggs, III received his stock for compensation for certain administrative services provided to the Company.


Item  8:          DESCRIPTION  OF  SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of June 16, 2002, all 9,000,000 of the 9,000,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend  Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.


Item  2:          LEGAL  PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.


Item  3:          CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

None


Item  4:          RECENT  SALES  OF  UNREGISTERED  SECURITIES

None


Item  5:          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

SHARES  ELIGIBLE  FOR  FUTURE  SALE

     As of December 31, 2001, RTR, Inc. has 9,000,000 outstanding shares of Common Stock. The 9,000,000 shares are not registered hereby, are "restricted securities" as defined under Rule 144, substantially all of which are available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act, or pursuant to this Registration Statement. None of the restricted securities will be eligible for resale until July 2002.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

     (i)     One  percent  of  the  outstanding  shares  of  Common  Stock;  or

    (ii) The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about RTR, Inc. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. RTR, Inc. is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                                    RTR, INC.
                          (a development stage entity)

                              FINANCIAL STATEMENTS
                                       AND
                           INDEPENDENT AUDITORS REPORT

                              Period from Inception
                                (April 12, 2002)
                             through April 30, 2002

RTR,  INC.
(a  development  stage  entity)



TABLE  OF  CONTENTS



                                                         Page
REPORT  OF  INDEPENDENT  AUDITOR                          1

FINANCIAL  STATEMENTS

     Balance  Sheet                                       2

     Statements  of  Operations                           3

     Statement  of  Changes  in  Stockholders'  Equity    4

     Statements  of  Cash  Flows                          5

     Notes  to  Financial  Statements                     6

                                   Aaron Stein
                            CERTIFIED PUBLIC ACCOUNT
                                 981 ALLEN LANE
                                  P.O. BOX 406
                               WOODMERE, NY 11598
                                  516-569-0520

REPORT  OF  INDEPENDENT  AUDITOR


To  the  Board  of  Directors  and  Stockholders'
RTR  INC.


I have audited the accompanying balance sheet of RTR INC. (a development stage company) as of April 30, 2002 and the related statements of operations, stockholders' equity and cash flows for the period from April 12, 2002 (date of inception) to April 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RTR INC. (a development stage company) as of April 30, 2002 and the results of its operations and its cash flows for the period from April 12, 2002 (date of inception) to April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Aaron  Stein  CPA
Woodmere,  New  York
July  10,  2002

RTR,  INC.
BALANCE  SHEET
APRIL  30,  2002

ASSETS

CURRENT ASSETS
  Cash                                         $ 2,618
                                               -------

      Total current assets                                $ 2,618
                                                          -------


                                                          $ 2,618
                                                          =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accrued expenses                             $ 3,556
                                               -------

      Total current liabilities                           $ 3,556
                                                          -------

STOCKHOLDERS' DEFICIT
  Common stock
    Voting shares, $0.001 par value,
      10,000,000 shares authorized,
      9,000,000 shares issued and outstanding    9,000
   Accumulated deficit                               -
                                               -------

      Total stockholders' deficit                          9,000
                                                         -------

                                                         $12,556
                                                         =======

See  notes  to  financial  statements.

RTR,  INC.
STATEMENT  OF  OPERATIONS
PERIOD  FROM  INCEPTION  (APRIL  16,  2002)
THROUGH  APRIL  30,  2002

REVENUE
                                             $        -
                                             -----------

GENERAL AND ADMINISTRATIVE
  Consulting fees           $    6,000
  Auditing fees                  3,500
  Other expenses                   438
                            -----------
                                            $    9,938
                                            -----------


NET LOSS                                    $   (9,938)
                                            ===========


LOSS PER SHARE

  Basic                                     $   (0.001)
                                            ===========

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

  Basic                                     9,000,000
                                           ===========

See  notes  to  financial  statements.

RTR,  INC.
STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
PERIOD  FROM  INCEPTION  (APRIL  16,  2002)
     THROUGH  APRIL  30,  2002

                                      COMMON  STOCK
                                   --------------------
                                   SHARES       AMOUNT
                                   --------  ----------


April 16, 2002 (inception)                   0        -



Issuance of Common Stock             9,000,000   $9,000

                                             -        -
                                    -----------  ------

Balance at May 15, 2001              9,000,000   $9,000
                                    ===========  ======

                                                RETAINED
                                                EARNINGS
                                               -----------

April 16, 2002 (inception)                      $     -


Net loss                                          (9,938)
                                              ------------

                                                      -
                                              ------------

Total retained earnings                       $  (9,938)
                                              ============



Total stockholders' equity                    $    (938)
                                              ============

See  notes  to  financial  statements.

RTR,  INC.
STATEMENT  OF  CASH  FLOWS
PERIOD  FROM  INCEPTION  (APRIL  16,  2002)
     THROUGH  APRIL  30,  2002


CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                   -
  Adjustments to reconcile net loss to net
  cash used in operating activities:
      Common stock issued for consulting services        6,000
      Changes in assets and liabilities:
        Accrued expenses                                 3,556
                                                   ------------

          Net cash used in operating activities                   $    9,556
                                                                 ------------
  Financing activities:
    Proceeds from issuance of common stock                             3,000
                                                                 ------------

          NET INCREASE IN CASH                                        12,556

CASH AND CASH EQUIVALENTS, Beginning                                       -
                                                                 ------------

CASH AND CASH EQUIVALENTS, End                                   $    12,556
                                                                 ============

SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS

  Interest                                                       $       -
                                                                 ============

  Taxes                                                          $       -
                                                                 ============


See  notes  to  financial  statements.

RTR,  INC.
NOTES  TO  FINANCIAL  STATEMENTS


NOTE  1  OPERATIONS  AND  SIGNIFICANT  ACCOUNTING  POLICIES

FORMATION

On April 12, 2002 RTR INC was formed as a Delaware corporation for the purpose of entering into a business combination with an operating entity or other purpose as yet to be identified. The corporation issued 3,000,000 shares to an officer/director for $3,000 cash ($0.001 par value), 3,000,000 shares with a fair value of $3000.00 for administrative services rendered by an officer/director of the corporation, and 3,000,000 shares with a fair value of $3000.00 for financial consulting services rendered to an unaffiliated party. RTR INC is filing a registration statement on Form 10-SB to make the Company a reporting entity under the Securities Exchange Act of 1934.


SIGNIFICANT  ACCOUNTING  POLICIES

INCOME TAXES - the Company accounts for income taxes under the asset and liability method. Deferred income taxes and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse.

USE OF ESTIMATES IN FINANCIAL STATEMENTS Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

EARNINGS (LOSS) PER SHARE-----Earnings (loss) per share are computed based upon the net loss for the period divided by the weighted average shares outstanding during the period.


NOTE  3  -  INCOME  TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of April 30, 2002 are as follows:

Tax  benefit  of  Net  Operating  Loss  Carryforward-current    $3,000
Valuation  allowance                                           ($3,000)
                                                               --------
Net  Amount  recognized                                         $  -0-
                                                               ========

In that the valuation allowance at April 30, 2002 relates primarily to tax assets associated with net operating losses, management's assessment is that the nature of future taxable income may not allow the Company to realize theses tax benefits of the net operating losses within the prescribed carry forward period. Accordingly, an appropriate valuation allowance has been made.

RTR,  INC.
NOTES  TO  FINANCIAL  STATEMENTS

NOTE  3  -  INCOME  TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of April 30, 2002 are as follows:

Tax  benefit  of  Net  Operating  Loss  Carryforward-current     $3,000
Valuation  allowance                                            ($3,000)
                                                                --------
Net  Amount  recognized                                          $  -0-
                                                                ========

In that the valuation allowance at April 30, 2002 relates primarily to tax assets associated with net operating losses, management's assessment is that the nature of future taxable income may not allow the Company to realize theses tax benefits of the net operating losses within the prescribed carry forward period. Accordingly, an appropriate valuation allowance has been made.

                                    PART III

Item  1:          INDEX  TO  EXHIBITS

Attached  hereto  are  the  exhibits  as  required.

Item  2:          DESCRIPTION  OF  EXHIBITS


Exhibit  No.     Description  of  Exhibit
-----------      ----------------------
3.1               Articles  of  Incorporation
3.2               By-Laws
23.1              Consent  of  Aaron  Stein  C.P.A.,  Independent  Auditor


                             SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    RTR,  Inc.


August  20,  2002                   By:  /s/ George  L.  Riggs,  III
                                    -----------------------------------
                                    George  L.  Riggs,  III,
                                    Secretary  and  Treasurer